COMMENTS RECEIVED ON APRIL 21, 2017

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

Fidelity International Equity Central Fund

Fidelity Emerging Markets Equity Central Fund

AMENDMENT NO. 44

All funds

“Fund Summary” (Part A of the Registration Statement)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N−1A, Item 5(a), Instruction 2.

All funds

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“In addition to the principal investment strategies discussed above, the Adviser may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.”

C:

The Staff requests we move the language above out of the “Principal Investment Strategies” section since it is not a principal investment strategy.

R:

Although the strategy noted in the disclosure is not a principal investment strategy of the fund, the fund believes that it is appropriate to discuss the strategy in this section of the prospectus. In addition, the fund has clearly disclosed that these strategies are non-principal investment strategies in response to Staff comments provided to other Fidelity mutual funds.

All funds

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

The Staff requests that we explain whether derivatives will be included in the calculation of the fund’s compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of the funds derivatives will not be included toward the 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for the fund’s name test, we confirm that at this time, the fund is not expected to count derivatives toward its 80% policy and that the notional value of the fund’s derivatives would not be included toward the 80% policy.

Fidelity International Equity Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principle Investment Risks”

“The Adviser is not constrained by any particular investment style for the fund. At any given time, the fund may buy "growth" stocks or "value" stocks, or a combination of both types. Additionally, the fund is not limited to investing in securities of a specific market capitalization and may hold securities of large, medium and/or small capitalization companies.”

“Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's value. The value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers.”

C:

The Staff requests we add small and mid-cap risks since they are referenced in “Principal Investment Strategies” and in the “Issuer Specific Changes” risk.

R:

As disclosed under “Investment Details”, the fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization range. The disclosure is not intended to suggest that the fund will primarily invest in “small cap” or “mid cap” companies. Instead, the disclosure is meant to indicate that the volatility of a security’s price may be, at least in part, a function of the size of its issuer, and that the value of securities of relatively smaller issuers tend to be more volatile in comparison to those of relatively larger issuers. Accordingly, we have not modified disclosure.

Fidelity Emerging Markets Equity Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser normally invests at least 80% of the fund's assets in equity securities of issuers in emerging markets and other investments that are tied economically to emerging markets. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. Emerging markets tend to have relatively low gross national product per capita compared to the world's major economies and may have the potential for rapid economic growth. The Adviser normally invests the fund's assets primarily in common stocks.”

C:

Since the fund includes “Equity” in its name, the Staff requests we revise the disclosure to read “The Adviser normally invests at least 80% of the fund's assets in equity securities of issuers in emerging markets and other investments with similar economic characteristics that are tied economically to emerging markets.”

R:

We believe the fund’s 80% policy is consistent with Rule 35d-1 and particularly with language in Footnote 13 of the Name Test Rule Adopting Release, which provides flexibility for funds to include investments within the 80% test that have similar economic characteristics. Accordingly, we have not modified disclosure.

Fidelity Emerging Markets Equity Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser normally invests at least 80% of the fund's assets in equity securities of issuers in emerging markets and other investments that are tied economically to emerging markets. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. Emerging markets tend to have relatively low gross national product per capita compared to the world's major economies and may have the potential for rapid economic growth. The Adviser normally invests the fund's assets primarily in common stocks.”

C:

The Staff requests we include examples of “similar emerging characteristics.”

R:

The factors FMR considers to determine whether an investment is included within the fund’s 80% policy are disclosed in the fund’s prospectus under the heading, “Country or Geographic Region” and in the fund’s SAI, as excerpted below. We believe the existing disclosure is consistent with the requirements of Rule 35d-1.

“Country or Geographic Region. The Adviser considers a number of factors to determine whether an investment is tied economically to a particular country or region, including: the source of government guarantees (if any); the primary trading market; the issuer's domicile, sources of revenue, and location of assets; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region.”

We also direct the Staff’s attention to the following SAI disclosure related to Fidelity Emerging Markets Equity Central Fund’s name test:

“Countries and Markets Considered Emerging. For purposes of a Fidelity fund’s 80% investment policy relating to emerging markets, emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. For example, as of September 30, 2016, countries in the MSCI Emerging Markets Index, Greece, Hong Kong, Israel, and Singapore are considered to be emerging.”

Fidelity Emerging Markets Equity Central Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we disclose the market capitalization policy. The Staff also requests we add small and mid-cap risks if appropriate.

R:

The fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid-cap investing are not principal investment risks of the fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”‐‐“Stock Market Volatility.”

All funds

“Investment Policies and Limitations” (Part B of the Registration Statement)

C:

The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

R:

We confirm that, if a fund holds any non-centrally cleared credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

COMMENTS RECEIVED ON MAY 22, 2017

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

Fidelity International Equity Central Fund

Fidelity Emerging Markets Equity Central Fund

AMENDMENT NO. 44

Fidelity Emerging Markets Equity Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser normally invests at least 80% of the fund's assets in equity securities of issuers in emerging markets and other investments that are tied economically to emerging markets. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. Emerging markets tend to have relatively low gross national product per capita compared to the world's major economies and may have the potential for rapid economic growth. The Adviser normally invests the fund's assets primarily in common stocks.”

C:

The Staff reiterated that their comment is to add the underlined words to the following disclosure: “The Adviser normally invests at least 80% of the fund's assets in equity securities of issuers in emerging markets and other investments with similar economic characteristics that are tied economically to emerging markets.”

R:

As discussed, we believe that the disclosure above is consistent with Rule 35d-1. To address this comment, we propose to amend the disclosure as follows, which serves as clarification of the existing language and does not constitute a change in the fund’s 80% test:

“The Adviser normally invests at least 80% of the fund’s assets in equity securities of issuers in emerging markets and other equity investments that are tied economically to emerging markets.”

We will implement this disclosure change next time we file an annual registration statement update for this fund.